Exhibit 99.1

INSIDE INFORMATION

REGULATED INFORMATION

Conditional Issuance of Shares

Mont-Saint-Guibert, Belgium – April 16, 2025, 8:00 am CET / 2:00 am ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), today announced a conditional issuance of up to 5 million ordinary shares under its existing at-the-market equity offering programs (the “ATM”). This brings the aggregate number of ordinary shares that can be sold and issued under the Company’s ATM to 5,662,694 (the “ATM Shares”), which includes 662,694 shares that are still available from the conditional issuance of shares under the ATM decided upon on December 22, 2022.

Pursuant to the existing sales agreement entered into by the Company on December 22, 2022, ATM Shares may be sold from time to time at a sales price per ATM Share equal to prevailing USD market prices of the Nyxoah ordinary share on the Nasdaq Global Market at the time of the sale.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com